July 24, 2008	Heath D. Linsky
404-504-7691
VIA FEDERAL EXPRESS	hdl@mmmlaw.com
www.mmmlaw.com
Mr. Michael McTiernan
Special Counsel
Securities and Exchange Commission
100 F Street, NE, Main Filing Desk
Washington, DC 20549

Re:	Cole Credit Property Trust III, Inc. Registration Statement on Form S-11 Filed February 19, 2008 File No. 333-149290

Dear Mr. McTiernan:

On behalf of Cole Credit Property Trust III, Inc. (the “Company”), please find transmitted herewith for filing the Company’s Pre-Effective Amendment No. 2 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on February 19, 2008 (Registration No. 333-149290) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.

The Amendment is being filed principally in response to comments of the Staff set forth in the Commission’s letter dated May 16, 2008. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

Cover Page

1. Please revise the first bullet to highlight that in addition to the absence of a public market there is no fixed liquidation date.

Response: The Company revised the first bulleted risk factor on the cover of the Prospectus in response to the Staff’s comment to include the absence of a fixed liquidation date as follows: “...and there is no fixed liquidation date for your investment.”

Buckhead Office	1600 Atlanta Financial Center	With offices in	Charlotte, N.C.
(404) 233-7000	3343 Peachtree Road, N. E.		Washington, DC
Atlanta, Georgia 30326
Fax: (404) 365-9532

Mr. Michael McTiernan
July 24, 2008

Compensation to CR III Advisors and its Affiliates, page 12

2. On page 15, we note that you revised the disclosure under “Liquidation/Listing Stage” to provide investors with a possible 8% cumulative, non-compounded annual return. However in Note 4 to the financial statements, on page F-9, you disclose that investors may receive a 7% annual cumulative, non-compounded return. Please revise to address this discrepancy.

Response:  The Company included revised financial statements beginning on page F-1 of the Prospectus, which reflect the correct rate of a 8% cumulative, non-compounded annual return. These revised financial statements conform to the disclosure elsewhere in the Prospectus.

The CMBS in which we may invest are subject to all of the risks...page 45

3. We note the inclusion of this risk factor in response to comment 20 of our letter dated March 14, 2008. It is not clear why this risk factor is located under the section “Federal Income Tax Risks”. It appears that this risk factor should be located under the section “Risks Associated with Investments in Mortgage, Bridge and Mezzanine Loans and Real Estate-Related Securities”.

Response: The Company moved the risk factor captioned “The CMBS in which we may invest are subject to all of the risk of the underlying mortgage loans, the risks of the securitization process and dislocations in the mortgage-backed securities market in general” under the heading “Risk Factors -Risks Associated with Investments in Mortgage, Bridge and Mezzanine Loans and Real Estate-Related Securities” on page 45 of the Prospectus.

Prior Performance Summary, page 102

4. Please ensure that you update all information contained in this section to provide disclosure as of December 31, 2007. We note the first paragraph on page 103.

Response:  The Company revised the disclosure in the section captioned “Prior Performance Summary” beginning on page 103 of the Prospectus in response to the Staff’s comment.

5. Please review the information provided in the Conflicts of Interest section on page 76, the Prior Performance Summary section on page 102, and the Prior Performance Tables Summary on page A-1 and revise to eliminate any discrepancy. For example, information provided regarding the amount raised by CCPT I in the Prior Performance Summary and elsewhere conflicts with the information presented in the tables. In Table I, you disclose that CCPT I raised almost $101 million while in the Prior Performance Summary, you disclose that CCPT I raised $100.3 million. Also, with respect to CCPT II, you disclose in Prior Performance Summary that it has raised $306.5 million from 7,625 investors while on page A-1, you disclose that CCPT II has raised $963.5 million from 20,386 investors. Please ensure that your disclosure is consistent through the registration statement.

Response:  The Company has revised the disclosure in the section captioned “Conflicts of Interest” beginning on page 77 of the Prospectus, the section captioned “Prior Performance Summary” beginning on page 103 of the Prospectus and the Prior Performance Tables beginning on page A-1 of the Prospectus in response to the Staff’s comment.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/
Heath D. Linsky
Heath D. Linsky

cc: Christy T. O’Connor, Esq.